

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

James E. Sinople
Chief Financial Officer
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York , NY 10017

>   **Re: Nuveen Global Cities REIT, Inc.**
>   **Form 10-K for the year ended December 31, 2021**
>   **File No.: 000-56273**
>   **Dated Filed: April 1, 2022**

Dear Mr. Sinople:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities.
Net Asset Value, page 67

1.   Please address the following with respect to your net asset value disclosure:

- Expand your disclosure to include a discussion of the methodologies used to calculate net asset value.
- Tell us whether your calculation of property fair value includes any other material assumptions (e.g. revenue or expense growth rates) and tell us what consideration you gave to providing disclosure about these assumptions (including sensitivity analyses).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or Robert Telewicz at (202)551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction